UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

PETROQUEST ENERGY, INC.

(Name of Applicant)*

400 E. Kaliste Saloom Rd., Suite 6000

Lafayette, Louisiana 70508

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10% Senior Secured PIK Notes due 2023	$80,000,000** aggregate principal amount

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Plan of Reorganization of PetroQuest Energy, Inc. and its Debtor affiliates pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”)

Charles T. Goodson

Chairman, Chief Executive Officer and President

PetroQuest Energy, Inc.

400 E. Kaliste Saloom Rd., Suite 6000

Lafayette, Louisiana 70508

(337) 232-7028

Copies to:

E. James Cowen

Porter Hedges LLP

1000 Main Street, Suite 3600

Houston, TX 77002

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this application as Applicants
**	Additional notes may be issued under the Indenture (as defined below) pursuant to the terms thereof.

The following direct subsidiaries of PetroQuest Energy, Inc. (the “Company”) are expected to be guarantors (the “Guarantors” and, together with the Company, the “Applicants”) of the 10% Senior Secured PIK Notes due 2023 (the “New Notes”) as of the Effective Date and are co-applicants to this application.

Table of Co-Applicants

Name of Guarantor

PetroQuest Energy, L.L.C., a Louisiana limited liability company

GENERAL

1.	General Information

(a) The Company is a corporation. The Guarantor is a limited liability company.

(b) The Company is organized under the laws of the State of Delaware. The Guarantor is organized under the laws of the State of Louisiana.

2.	Securities Act Exemption Available

Prior to the Effective Date, the Applicants intend to offer, under the terms and subject to the conditions set forth in the First Amended Disclosure Statement for the Debtors’ Chapter 11 Plan of Reorganization (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization, copies of which are filed as Exhibits T3E-1 and T3E-2 to this application, respectively, an aggregate principal amount of up to $80.0 million of the New Notes to holders of claims under the Company’s 10% Second Lien Secured Senior Notes due 2021 (the “2021 Notes”) and the Company’s 10% Second Lien Senior Secured PIK Notes due 2021 (the “2021 PIK Notes”, and together with the 2021 Notes, the “Old Notes”). The New Notes will be issued pursuant to the indenture to be qualified under this application (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C to this application.

Generally, Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a claim against, an interest in, or an administrative expense claim against the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

The Applicants believe that the offer of the New Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of the Old Notes for the New Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates

(a) The following is a list of affiliates of the Company as of the date of this application. It is expected that each of the entities listed below will be an affiliate of the Applicants as of the Effective Date as a result of the Plan of Reorganization.

Name	Jurisdiction of Formation/Incorporation	Record Owner	Ownership
PetroQuest Energy, L.L.C.	Louisiana	PetroQuest Energy, Inc.	100%
TDC Energy LLC	Louisiana	PetroQuest Energy, Inc.	100%
PQ Holdings, LLC	Louisiana	PetroQuest Energy, Inc.	100%
PetroQuest Oil & Gas, L.L.C.	Louisiana	PetroQuest Energy, Inc.	100%
Pittrans, Inc.	Oklahoma	PetroQuest Energy, L.L.C.	100%
Sea Harvester Energy Development, L.L.C.	Louisiana	TDC Energy LLC	92%

The Company expects all of the entities to exist upon consummation of the Plan of Reorganization, in the ownership described above. Additional entities may be formed in connection with the consummation of the Plan of Reorganization or thereafter.

(b) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

(a) Directors and Executive Officers of the Company. The following table sets forth the names of and offices held by all directors and executive officers of the Company as of the date of this application. The mailing address and telephone number for each of them is c/o PetroQuest Energy, Inc., 400 E. Kaliste Saloom Rd., Suite 6000, Lafayette, Louisiana 70508; telephone number (337) 232-7028.

Name	Position
Charles T. Goodson	Chairman of the Board, Chief Executive Officer, President and Director
W. J. Gordon, III	Director
J. Gerard Jolly	Director
Charles F. Mitchell, II, M.D.	Director
E. Wayne Nordberg	Director
William W. Rucks, IV	Director
J. Bond Clement	Executive Vice President, Chief Financial Officer and Treasurer
Arthur M. Mixon, III	Executive Vice President – Operations and Production
Stephen H. Green	Senior Vice President – Exploration
Edgar Anderson	Vice President – ArkLaTex
Desireé D. Early	Corporate Secretary, Director of Risk & Administration

(b) Directors and Executive Officers of the Guarantor. The following table sets forth the names of and offices held by all directors and executive officers of the Guarantor as of the date of this application. The mailing address and telephone number of the Guarantor is c/o PetroQuest Energy, Inc., 400 E. Kaliste Saloom Rd., Suite 6000, Lafayette, Louisiana 70508; telephone number (337) 232-7028.

Name	Position
Charles T. Goodson	Chairman of the Board, Chief Executive Officer, President and Director
J. Bond Clement	Director, Executive Vice President, Chief Financial Officer and Treasurer
Arthur M. Mixon, III	Director Executive Vice President – Operations and Production
Stephen H. Green	Senior Vice President – Exploration
Edgar Anderson	Vice President – ArkLaTex
Desireé D. Early	Corporate Secretary, Director of Risk & Administration

(c) Directors and Executive Officers of the Applicants on the Effective Date. On the Effective Date, a slate of directors and executive officers for the Company and the Guarantor will be appointed pursuant to the Plan of Reorganization. The Company’s new board of directors will consist of five members, consisting of Charles T. Goodson, who will also serve as Chief Executive Officer, and four additional persons selected by the Requisite Creditors (as defined in the Plan of Reorganization).

5.	Principal Owners of Voting Securities

(a) As of November 6, 2018, the Company represents that no entity directly or indirectly owns 10% or more of any class of the Company’s voting securities. Following the Effective Date, it is expected that certain holders of claims under the Old Notes may receive 10% or more of a class of the Company’s voting securities pursuant to the Plan of Reorganization.

(b) As of November 6, 2018, the ownership of all of the voting securities of the Guarantor are held by the Company.

UNDERWRITERS

6.	Underwriters

(a) On February 17, 2016, the Company closed a private exchange offer (the “February Exchange”) and consent solicitation (the “February Consent Solicitation”) to certain eligible holders of its outstanding 10% Senior Notes due 2017 (the “2017 Notes”). In satisfaction of the tender of $214.4 million in aggregate principal amount of the 2017 Notes, the Company (i) paid approximately $53.6 million of cash, (ii) issued $144.7 million aggregate principal amount of 2021 Notes and (iii) issued approximately 1.1 million shares of its common stock. Seaport Global Securities (360 Madison Ave., 22nd Floor, New York, NY 10017) acted as sole lead dealer manager and solicitation agent for the February Exchange and February Consent Solicitation and Capital One Securities, Inc. (201 St Charles Street, Suite 1830, New Orleans, LA 70170), Stifel, Nicolaus & Company (One Financial Plaza, 501 North Broadway, St. Louis, MO 63102), Johnson Rice & Company, L.L.C. (639 Loyola Avenue, Suite 2775, New Orleans, LA 70113) and Scotia Capital (USA) Inc. (165 Broadway, New York, NY 10006) acted as co-managers.

On September 27, 2016, the Company closed private exchange offers (the “September Exchange”) and a consent solicitation (the “September Consent Solicitation”) to certain eligible holders of its outstanding 2017 Notes and 2021 Notes. In satisfaction of the consideration of $113.0 million in aggregate principal amount of the 2017 Notes and $130.5 million in aggregate principal amount of the 2021 Notes, the Company issued (i) $243.5 million in aggregate principal amount of 2021 PIK Notes and (ii) approximately 3.5 million shares of its common stock. Seaport Global Securities (360 Madison Ave., 22nd Floor, New York, NY 10017) and Jefferies LLC (520 Madison Avenue, New York, NY 10022) acted as joint lead dealer managers and solicitation agents for the September Exchange and September Consent Solicitation.

(b) No person is acting, or has proposed to act, as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization

(a) The following table sets forth information with respect to each authorized class of securities of the Company as of November 6, 2018.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.001	150,000,000 shares	25,587,441 shares
6.875% Series B Cumulative Convertible Perpetual Preferred Stock (“Preferred Stock”)	5,000,000 shares	1,495,000 shares
10% Second Lien Senior Secured PIK Notes due 2021	$275,045,768	$275,045,768(1)
10% Second Lien Secured Senior Notes due 2021	$9,427,000	$9,427,000(1)

(1)	Consists of principal amount outstanding, excluding accrued and unpaid interest.

As of the Effective Date, the listed classes of securities in the above table will be cancelled and will no longer be outstanding. On the Effective Date, the Company’s capital structure will consist of new shares of common stock and the New Notes. The amounts authorized and outstanding of the foregoing securities will be decided in connection with the confirmation of the Plan of Reorganization.

As of November 6, 2018, the sole member of the Guarantor is the Company. The Company holds 100% of the membership interests of the Guarantor, and it is expected that the Company will continue to hold 100% of the membership interests following the Effective Date.

(b) (i) The Company. Holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required to remove a director and to amend the Company’s Certificate of Incorporation. Cumulative voting of shares is not permitted in the election of directors.

In addition to the voting rights provided by applicable law, the holders of the Preferred Stock (the “Preferred Stockholders”) shall be entitled to vote to elect two additional directors to the Board of Directors if (i) six full quarterly dividends payable on the Preferred Stock are not paid or (ii) the Company fails to pay the purchase price on the Fundamental Purchase Date (as defined in the Certificate of Designation establishing the preferred stock, dated September 24, 2007). The affirmative vote or consent of the Preferred Stockholders of at least 66 2/3% of the then outstanding shares of the Preferred Stock is required to approve (i) any amendment of the Certificate of Incorporation and Bylaws by merger or otherwise, if the amendment would alter or change the powers, preferences, privileges or rights of the Preferred Stock so as to affect the Preferred Stockholders adversely, (ii) the issuance, authorization or increase in the authorized amount of, or the issuance or authorization of any obligation or security convertible into or evidencing a right to purchase any class or series of senior stock or (iii) any reclassification of any authorized stock of the Company into any class or series of, or any obligation or security convertible into or evidencing a right to purchase, any senior stock; provided that no such vote is required for the Company to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any parity stock or junior stock. In addition, if the Company creates an additional series of preferred stock that is part of the same class as the Preferred Stock and all series of the class are not equally affected by a proposed change, the approval of the holders of at least 66 2/3% of the series that would have diminished status will be required to amend the Certificate of Incorporation and Bylaws by merger or otherwise. In all cases where the Preferred Stockholders are entitled to vote, each share of Preferred Stock shall be entitled to one vote. Preferred Stockholders are entitled to vote in mergers and consolidations that amend the powers, preferences and privileges or rights of the Preferred Stockholders so as to adversely affect them.

(ii) The Guarantor. The total number of votes is 100 and each member of the Guarantor is entitled to a number of votes (including fractional shares) equal to its sharing ratio times 100. Except as otherwise provided by law or the Guarantor’s Certificate of Organization, any action or decision required to be taken or authorized by the members shall require a majority of the votes.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The New Notes will be subject to the Indenture among the Company, the Guarantors and Wilmington Trust, N.A., as trustee (the “Trustee”) and collateral trustee (the “Collateral Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C to this application. The Applicants have not entered into the Indenture as of the date of this application, and the terms of the Indenture are subject to change before it is executed.

(a) Events of Default; Withholding of Notice of Default.

The Indenture will contain certain customary events of default, including: (1) default in the payment of any interest when it becomes due and payable, and continuance of such default for a period of 30 days, (2) default in the payment of principal at maturity, upon optional redemption, upon declaration of acceleration or otherwise or failure to purchase the New Notes when required pursuant to the Indenture or the New Notes, (3) default in the performance or breach of certain covenants in the Indenture, which default continues uncured for a period of 60 days (or (x) 30 days in the case of failure to comply with certain restrictive covenants and (y) 120 days in the case of failure to comply with reporting obligations under the Indenture) after (i) receipt of written notice from the Trustee or (ii) the Company and the Trustee receive written notice from the holders of not less than 25% in principal amount of the New Notes as provided in the Indenture, and (4) certain voluntary or involuntary events of bankruptcy, insolvency or winding up or liquidation of the Company or the Guarantors.

If a default occurs and is continuing and is actually known to a trust officer of the Trustee, the Trustee must send to each holder of the New Notes notice of the default within 90 days after it occurs. Except in the case of certain defaults in payment with respect to any New Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is not opposed to the interests of the holders of the New Notes.

(b) Authentication and Delivery of the New Notes; Application of Proceeds.

The New Notes will be signed by one or more officers of the Company. No New Note will be entitled to any benefit under the Indenture unless it bears a certificate of authentication executed by the Trustee by manual signature. The Trustee may appoint an authenticating agent reasonably acceptable to the Company.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan of Reorganization.

(c) Release of Collateral.

The New Notes will be secured by a junior lien on all equity interests of each Guarantor. Pursuant to the terms of the Indenture, the Trustee’s liens upon the collateral will no longer secure the New Notes outstanding under the Indenture or any other obligations under the Indenture, and the right of the holders of the New Notes to the benefits and proceeds of the Trustee’s liens on the collateral will terminate and be discharged:

(i)	upon satisfaction and discharge of the Indenture in accordance with the terms thereof;

(ii)	upon legal defeasance or covenant defeasance in accordance with the terms of the Indenture;

(iii)

upon payment in full and discharge of all of the New Notes outstanding under the Indenture and all other obligations under the Indenture that are outstanding, due and payable under the Indenture at the time the New Notes are paid in full and discharged;

(iv)

as to any collateral that is sold, transferred or otherwise disposed of by the Company to a person that is not (either before or after such sale, transfer or disposition) the Company or a restricted subsidiary of the Company in a transaction or other circumstance that complies with the terms of the Indenture and is permitted by all of the other notes documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the Collateral Trustee’s liens upon the collateral will not be released if the sale or disposition is subject to the merger and consolidation provision of the Indenture;

(v)	in whole or in part, with the consent of the holders of the New Notes of the requisite aggregate principal amount of New Notes in accordance with the Indenture; or

(vi)	if and to the extent required by the intercreditor agreement among the Trustee, the priority lien agent and the Company.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder if (i) all outstanding New Notes have been delivered to the Trustee for cancellation, (ii) all outstanding New Notes have become due and payable, or (iii) all outstanding New Notes not theretofore delivered for cancellation will become due and payable within one year at stated maturity or as a result of a notice of redemption and, in the case of (ii) and (iii), the Company has irrevocably deposited with the Trustee amounts of consideration sufficient to satisfy the Company’s obligations under the Indenture and pay all other sums due and payable under the Indenture by the Company with respect to the New Notes. The Company will be required to delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Company will be required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers’ certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under the Indenture and, if so, specifying each such failure and the nature thereof. The Company shall also deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers’ certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any default and whether the signers know of any default that occurred during such fiscal year. If they do, the certificate shall describe the default, its status and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors

Other than the Applicants, no other person is an obligor with respect to the New Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 through 8, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (to be filed by amendment as Exhibit 25.1).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 19th day of November, 2018.

(SEAL)		PETROQUEST ENERGY, INC.

Attest:	/s/ Ann T. Voitier	By:	/s/ J. Bond Clement
Name:	Ann T. Voitier		J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantor, a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 19th day of November, 2018.

(SEAL)		PETROQUEST ENERGY, L.L.C.

Attest:	/s/ Ann T. Voitier	By:	/s/ J. Bond Clement
Name:	Ann T. Voitier		J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit T3A-1	Certificate of Incorporation of PetroQuest Energy, Inc. (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed September 16, 1998)

Exhibit T3A-2	Certificate of Amendment to Certificate of Incorporation dated May 14, 2008 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed June 23, 2009)

Exhibit T3A-3	Certificate of Amendment to Certificate of Incorporation dated May 18, 2016 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed May 20, 2016)

Exhibit T3A-4	Certificate of Amendment to Certificate of Incorporation dated May 18, 2016 (incorporated herein by reference to Exhibit 3.2 to Form 8-K filed May 20, 2016)

Exhibit T3A-5*	Certificate of Organization of PetroQuest Energy, L.L.C.

Exhibit T3B-1	Bylaws of PetroQuest, Inc, as amended as of February 19, 2016 (incorporated by reference to Exhibit 3.1 to Form 8-K filed February 22, 2016)

Exhibit T3B-2*	Amended and Restated Operating Agreement of PetroQuest Energy, L.L.C.

Exhibit T3C**	Form of Indenture governing the New Notes

Exhibit T3D	Not applicable

Exhibit T3E-1*	First Amended Disclosure Statement for the Debtors’ Chapter 11 Plan of Reorganization, dated November 14, 2018

Exhibit T3E-2*	Debtors’ Chapter 11 Plan of Reorganization, dated November 6, 2018

Exhibit T3F**	Cross-reference sheet (included in Exhibit T3C)

Exhibit 25.1**	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

*	Filed herewith.
**	To be filed by amendment.